ATCO
GROUP

Corporate Office

Telephone: (403) 292-7970
Fax: (403) 292-7623
e-mail: karen.sharp@atco.com

March 6, 2008

Securities and Exchange Commission
Judiciary Plaza
450 - 5 Street NW
Washington, DC 20549

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed March 04, 2008 for symbol ACO.X
- Insider Report, filed March 04, 2008 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

Karen Sharp

Karen Sharp, Senior Administrative Assistant
Corporate Secretarial Department
ATCO Ltd. and Canadian Utilities Limited

3/27

Encl.

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

AMENDMENT

Issuer :	Atco Ltd.
Symbol :	ACO.X
Reporting Period:	02/01/2008 - 02/29/2008

Summary

Issued & Outstanding Opening Balance :	50,884,196	As at :	02/01/2008
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	-27,500		
Issued & Outstanding Closing Balance :	50,856,696		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
02/29/2008	Issuer Bid	-27,500
Totals		-27,500

Filed on behalf of the Issuer by:

Name:	Frances van der Basch
Phone:	4032927564
Email:	frances.vanderbasch@atco.com
Submission Date:	03/04/2008
Last Updated:	03/04/2008

Insider transaction detail - View details for insider

2008-03-04 10:32 ET

Transactions sorted by : Insider
Insider company name : atco (Starts with)
Filing date range : March 4, 2008 - March 4, 2008

Insider name: ATCO Ltd.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities

Issuer name: ATCO LTD.

Insider's Relationship to Issuer: 1 - Issuer

Security designation: Non-Voting Shares Class I

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
1154303	2008-02-29	2008-03-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+27,500	48.3200	27,500						
1154309	2008-02-29	2008-03-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-27,500		0						

END